 RITE AID CORPORATION
30 Hunter Lane
Camp Hill, PA 17011

September 18, 2018

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Beverages, Apparel and Mining
100 F Street, N.E.
Washington, D.C. 20549
Attn:       Suying Li / Rufus Decker

Re:	Rite Aid Corporation
Form 10-K for Fiscal Year Ended March 3, 2018
Filed April 26, 2018
Form 10-Q for Fiscal Quarter Ended June 2, 2018
Filed July 6, 2018
File No. 001-05742

Dear Ms. Li and Mr. Decker:

Set forth below are responses to our telephonic discussion with the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on Thursday September 13, 2018 (the “Telephonic Discussion”) with regard to Question 1 and Question 4 contained in your letter, dated August 17, 2018 (the “Comment Letter”), relating to the Annual Report on Form 10-K (the “Form 10-K”) for the year ended March 3, 2018, filed by Rite Aid Corporation (the “Company”) on April 26, 2018, and the Quarterly Report on Form 10-Q (the “Form 10-Q”) for the quarter ended June 2, 2018, filed by the Company on July 6, 2018.

Question 1 discussion:

The Staff and the Company discussed the addback of Amortization of EnvisionRx intangible assets when determining its non-GAAP measure of Adjusted Net Income and Adjusted Net Income per Diluted Share.  Based on the facts and circumstances considered during the Telephonic Discussion, beginning with its FY2019 second quarter Form 10-Q, the Company will modify its non-GAAP measure of Adjusted Net Income and Adjusted Net Income per Diluted Share to reflect the addback of all amortization expense rather than the amortization expense of EnvisionRx intangible assets only.  The Company will also make the corresponding changes in its definition of Adjusted Net Income and Adjusted Net Income per Diluted Share.

The Staff and the Company also discussed the addback of LIFO (credit) charge when determining its non-GAAP measures of Adjusted EBITDA and Adjusted Net Income and Adjusted Net Income per Diluted Share.  Based on the facts and circumstances considered during the Telephonic Discussion, beginning with its FY2019 second quarter Form 10-Q, the Company will update its definitions of Adjusted EBITDA and Adjusted Net Income and Adjusted Net Income per Diluted Share to indicate that the addback of LIFO (credit) charge removes the entire impact of LIFO (credits) charges, and effectively reflects the Company’s results as if the Company was on a FIFO inventory basis.

Question 4 discussion:

The Staff and the Company discussed the addback of revenue deferrals related to its customer loyalty program when determining its non-GAAP measure of Adjusted EBITDA.  The Staff indicated that it would not object to the continued addback of this item as long as the impact is immaterial, but would object if the impact became material in the future.

Although the amount of the addback has been immaterial, in order to avoid having to eliminate this addback in the future should the amount become material, the Company will voluntarily modify its non-GAAP measure of Adjusted EBITDA to eliminate the addback of revenue deferrals related to its customer loyalty program beginning in the FY2019 second quarter Form 10-Q.  The Company will also make the corresponding changes in its definition of Adjusted EBITDA.

The Company would like to thank the Staff for participating in the Telephonic Discussion to further discuss the Company’s responses to Question 1 and Question 4 as provided in the Company Response Letter.

The Company believes that with implementation of the changes noted herein to its future filings beginning with the FY19 second quarter Form 10-Q, that the Company has now fully addressed all items in the Comment Letter and that no further action is required on behalf of the Company.

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If you have any questions with respect to the foregoing, please contact me at (717) 972-3954.

Very truly yours,

Rite Aid Corporation

By:	/s/ Darren W. Karst
Darren W. Karst
Senior Executive Vice President,
Chief Financial Officer and Chief Administrative Officer

cc:	Michael J. Zeidel
Matthew Schroeder
Brian Hoover